## BD - INDIRECT OWNERS

| Ownership Codes: | C - 25% but less than 50% | E - 75% or more |
|---|---|---|
| | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| TRADEWEB MARKETS INC. | DE | TRADEWEB MARKETS LLC | MEMBER | 04/2019 | E | Y | Y | 83-2456358 |
| TRADEWEB MARKETS LLC | DE | TRADEWEB IDB, MARKETS, INC. | MEMBER | 01/2008 | E | Y | N | 26-1429475 |